1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/12/13:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Southern Taiwan Business Group of the Company
99.02	Announcement on 2019/12/17:	Board resolution approving donation to related parties
99.03	Announcement on 2019/12/17:	Chunghwa Telecom to hold conference call for the fourth quarter 2019 results
99.04	Announcement on 2019/12/19:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Data Communication Business Group of the Company.
99.05	Announcement on 2019/12/31:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company
99.06	Announcement on 2020/1/10:	Chunghwa Telecom announces its operating results for December 2019

99.07	Announcement on 2020/1/10:	December 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Southern Taiwan Business Group of the Company

Date of events: 2019/12/13

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): 5F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City 813, Taiwan (R.O.C.)

2.	Date of the occurrence of the event:2019/12/13~2019/12/13

3.

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: 5F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City 813, Taiwan (R.O.C.): About 57.98ping

Price per unit: NT$690 per ping per month

Total monthly: Per month NT$40,000

Total transaction amount: NT$480,000

Right-of-use assets : NT$453,807

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The reason for choosing the related party: We make this decision to rent from Chunghwa Telecom Co., Ltd because of the consideration of the property location and overall operation.

The relationship between the owner of the previous transfer and the company and the counterpart of the transaction: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Delivery or payment terms: monthly payment

Lease period: 2020/1/1~2020/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: based on previous contract price.

Decision unit: Board of directors delegates the chairman to decide.

10.	10.Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?:N/A

14.	Has an appraisal report not yet been obtained?:N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA:N/A

19.	The practice certificate number of the CPA:N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Do the directors have any objection to the present transaction?:No

23.	Is it a related party transaction?:Yes

24.	Date of the board of directors’ resolution: 2019/12/19

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: 2019/12/19

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

Board resolution approving donation to related parties

Date of events: 2019/12/17

Contents:

1.	Date of occurrence of the event:2019/12/17

2.	The reason for the donation: To promote philanthropy events

3.	The total amount of the donation: Donating Chunghwa Telecom Foundation NT$51.7 million and the government agencies NT$16.88 million, totally NT$68.58 million.

4.	Counterparty to the donation: Chunghwa Telecom Foundation, government agencies (Tourism Bureau of Ministry of Transportation and Communications, and National Taiwan University.)

5.	Relationship to the Company:

(A) Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment

(B) The Government agencies: The Ministry of Transportation and Communications (MOTC) as the largest shareholder, holds 35.29% of Chunghwa Telecom’s shares.

6.	Name and resume of the independent director that expressed objection or reservation: None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom to hold conference call for the fourth quarter 2019 results

Date of events: 2019/12/17

Contents:

1.	Date of the investor conference:2020/01/22

2.	Time of the investor conference:15:00

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to https://www.cht.com.tw/chtir at 14:30 on January 22, 2020 Taipei time.

5.	The presentation of the investor conference release: Please refer to http://mops.twse.com.tw

6.	Will the presentation be released in the Company’s website: Presentation will be released on https://www.cht.com.tw/chtir.

7.	Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.04

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Data Communication Business Group of the Company.

Date of events: 2019/12/19

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): 2F., No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City 408, Taiwan (R.O.C.)

2.	Date of the occurrence of the event:2019/12/19

3.

Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: 2F., No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City 408, Taiwan (R.O.C.): About 26.86ping

Price per unit: NT$875 per ping per month

Total monthly: Per month NT$23,490

Total transaction amount: NT$281,880

Right-of-use assets : NT$266,495

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Data Communication Business Group, Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The reason for choosing the related party: We make this decision to rent from Chunghwa Telecom Co., Ltd because of the consideration of the property location and overall operation.

The relationship between the owner of the previous transfer and the company and the counterpart of the transaction: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Delivery or payment terms: monthly payment

Lease period: 2020/1/8~2021/1/7

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: based on previous contract price.

Decision unit: Board of directors

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Do the directors have any objection to the present transaction?: No

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’ resolution: 2019/12/19

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: 2019/12/19

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.

Date of events: 2019/12/31

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

(1) 1F & 8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

(2) 1F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

(3) 2F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

(4) B2F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

(5) No. 6*, Ln. 260, Zhong’ai Rd., Guanyin Dist., Taoyuan City

2.	Date of the occurrence of the event: 2019/12/31

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

(1) Lease area of 1F & 8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City: About 90.5 ping

     Price per unit: NT$1,908.066 per ping per month

     Total monthly: NT$172,680

     Total transaction amount: NT$3,626,280

     Right-of-use assets: NT$3,426,310

(2) Lease area of 1F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City: About 8 ping

     Price per unit: NT$1,383.750 per ping per month

     Total monthly: NT$11,070

     Total transaction amount: NT$265,680

     Right-of-use assets: NT$250,480

(3) Lease area of 2F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City: About 42.35 ping

     Price per unit: NT$1,650.012 per ping per month

     Total monthly: NT$69,878

     Total transaction amount: NT$838,536

     Right-of-use assets: NT$794,735

(4) Lease area of B2F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City: About 192.84 ping

     Price per unit: NT$202.759 per ping per month

     Total monthly: NT$39,100

     Total transaction amount: NT$469,200

     Right-of-use assets: NT$444,693

(5) Lease area of No. 6*, Ln. 260, Zhong’ai Rd., Guanyin Dist., Taoyuan City: About 15 ping

     Price per unit: NT$700 per ping per month

     Total monthly: NT$10,500

     Total transaction amount: NT$126,000

     Right-of-use assets: NT$119,419

The sum of transaction amount above: NT$5,325,696

The sum of right-of-use assets above: NT$5,035,637

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The reason for choosing the related party as trading counterpart: For the company’s overall business planning and requirements.

The identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

(1) Delivery or payment terms: quarterly payment

Lease period: 2020/01/01~2021/09/30

Contractual restrictions and other important appointments: None

(2) Delivery or payment terms: monthly payment

Lease period: 2020/02/01~2022/01/31

Contractual restrictions and other important appointments: None

(3) Delivery or payment terms: monthly payment

     Lease period: 2020/01/01~2020/12/31

     Contractual restrictions and other important appointments: None

(4) Delivery or payment terms: monthly payment

     Lease period: 2020/01/01~2020/12/31

     Contractual restrictions and other important appointments: None

(5) Delivery or payment terms: monthly payment

     Lease period: 2020/01/01~2020/12/31

     Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Do the directors have any objection to the present transaction?: No

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’ resolution: 2019/12/31

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: 2019/12/31

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom announces its operating results for December 2019

Date of events: 2020/01/10

Contents:

1.	Date of occurrence of the event: 2020/01/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

  Chunghwa Telecom announced its total revenue for 2019 was NT$207.52 billion. Operating income was NT$ 40.70 billion. Income before tax was NT$ 41.78 billion.Net income attributable to stockholders of the parent company was NT$32.81 billion. Accumulated EPS was NT$4.23, below the guidance.

Chunghwa Telecom consolidated revenue for December 2019 increased year over year to NT$ 20.14 billion. Compared to the same period of last year, ICT project revenue increased, which offset the decrease of handset sales revenue, government service revenue of internet business and fixed-line voice revenue. Operating costs and expenses were NT$ 16.83 billion. Operating income was NT$ 3.26 billion. Income before tax was NT$ 3.19 billion. Net income attributable to stockholders of the parent company was NT$ 2.47 billion. EPS was NT$0.32.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom

January 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Dec.	Net sales	20,142,506	19,474,516	(+)667,990	(+)3.43%
Jan.-Dec.	Net sales	207,520,265	215,483,158	(-)7,962,893	(-)3.70%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,868,521

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	50,910
	Fair Value	-228
	The amount of unrealized gain(loss) recognized this year	669

Settled Position	Total amount of contract	625,430
	The amount of realized gain(loss) recognized this year	-6,248

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	84,066
	Fair Value	327
	The amount of unrealized gain(loss) recognized this year	-742

Settled Position	Total amount of contract	616,982
	The amount of realized gain(loss) recognized this year	-2,026

b Trading purpose : None